October 28, 2005


Mail Stop 4561

Mr. Chad D. Lee
President and CEO
Online Innovation, Inc.
1118 Homer Street, #118
Vancouver, BC
V6B 6L5

Re:	Item 4.02 Form 8-K
	Filed 10/19/05
      File No. 000-29285

Dear Mr. Lee:

	We have reviewed your Item 4.02 Form 8-K for compliance
with
the form requirements and have the following comments.
1. You disclose that on August 31, 2005, you were advised by your
independent accountant that the audit report on your June 30,
2005
financial statements would need to be restated. Your 2005 10-KSB had not yet been filed at that time, so it is unclear how a restatement would have been necessary or possible. We do note that you filed an amended Form 10-KSB for the year ended June 30, 2004.
Please amend your Item 4.02 8-K to clarify that the financial statements included in your 2004 10-KSB are the financial statements that can no longer be relied upon, if this is the case.

2. We note that in both the 2004 and 2005 10-KSBs management has concluded that the Company`s disclosure controls and procedures are effective and result in full and true disclosure of material facts related to the Company`s affairs. Please advise us how you considered the adequacy of this disclosure in light of the material errors you have disclosed.

	You should file an amendment in response to these comments on or before November 4, 2005.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 551-
3429.


							Sincerely,



							Kristina Beshears
							Staff Accountant

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Online Innovation, Inc.
October 28, 2005
Page 1